[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

January 28, 2015

VIA EDGAR CORRESPONDENCE

Alison White

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III File Nos. 811-09037 and 333-65269

Dear Ms. White:

This letter responds to your comments given during a telephone conversation with our office on December 8, 2014 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 18, 2014, which relates to Nuveen Symphony Floating Rate Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENTS

COMMENT 1

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 1

The Tandy representations are included at the end of this response letter.

PROSPECTUS

COMMENT 2 — COVER PAGE

Please provide the ticker symbol for Class R6 on the cover page once you obtain it.

RESPONSE TO COMMENT 2

The ticker symbol has been added to the cover page.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, please revise footnote 4 to state that the expenses for Class R6 shares are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 3

The footnote disclosure has been revised in response to this comment.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm that the amounts that will be provided in the “Example” table will reflect the fee waiver and will only reflect the fee waiver for the period that it is expected to be in place.

RESPONSE TO COMMENT 4

Management confirms that the amounts provided in the “Example” table reflect the fee waiver only for the period that it is expected to be in place.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the second sentence of the first paragraph, the phrase “other floating rate debt securities” is used. Please revise this to specify what types of securities the Fund will invest in.

RESPONSE TO COMMENT 5

The prospectus disclosure has been revised in response to this comment.

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The third sentence of the first paragraph states that the Fund may invest in fixed rate debt securities. Please include disclosure regarding the maturity policies of such securities.

RESPONSE TO COMMENT 6

The prospectus disclosure has been revised in response to this comment.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The last sentence of the first paragraph mentions duration. Please explain that duration is a measure of the sensitivity of the price of a security to a change in interest rates and not a sensitivity to time.

RESPONSE TO COMMENT 7

The prospectus disclosure has been revised in response to this comment.

COMMENT 8 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

With regard to the total return swaps, please note that when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. In addition, with regard to the credit default swaps, please confirm that when the Fund writes or sells a credit default swap, the full notional value of the credit default swaps will be adequately covered.

RESPONSE TO COMMENT 8

The Fund will set aside an appropriate amount of assets when it engages in total return swaps. In addition, the Fund will adequately cover the full notional value of a credit default swap only when it sells protection.

COMMENT 9 — FUND SUMMARY — PRINCIPAL RISKS

Please revise the “Bond Market Liquidity Risk” disclosure to be in plain English.

RESPONSE TO COMMENT 9

The risk disclosure has been revised in response to this comment.

COMMENT 10 — FUND SUMMARY — PRINCIPAL RISKS

Please consider whether the risks of all of the identified derivatives are appropriately disclosed and confirm that you have considered the guidance provided by the Division of Investment Management about derivative-related disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. As indicated in the guidance, the disclosure concerning the principal risks of the Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

RESPONSE TO COMMENT 10

Management believes that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund.

COMMENT 11 — FUND SUMMARY — FUND PERFORMANCE

The Fund uses the Credit Suisse Leveraged Loan Index as its benchmark. Please revise this disclosure so that the Fund’s primary benchmark is a broad-based index.

RESPONSE TO COMMENT 11

Management respectfully declines to make this change because management believes that the Credit Suisse Leveraged Loan Index (the “Index”) qualifies as a broad-based index in that the Index is designed to mirror the investable universe of the entire U.S. dollar-denominated leveraged loan market. Because it tracks the leveraged loan market, management believes that its returns accurately provides a standard against which investors can measure the Fund’s performance.

In addition, management notes that the Index is a standard in the market place and is commonly used as a broad-based index by several similar funds that invest principally in loans. These funds include Franklin Floating Rate Daily Access Fund, Highland Floating Rate Opportunities Fund and Oppenheimer Senior Floating Rate Fund. While the use of the Index by these funds is not controlling, we think that it supports management’s view that the Index may serve as a broad-based index.

COMMENT 12 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

Under the “Management Fees” section, please clarify the meaning of “adjusted downward for Class R6 for savings resulting from the sub-transfer agent and similar fees that are not charged to the R6 shares.”

RESPONSE TO COMMENT 12

The prospectus disclosure has been revised in response to this comment.

COMMENT 13 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER

Under the “Class I Shares” section, the disclosure states, “As Class I shares are not subject to sales charges or ongoing service or distribution fees, they have lower ongoing expenses than the other classes.” Please confirm that this is also true for Class R6 shares.

RESPONSE TO COMMENT 13

Management confirms that the statement applies to Class R6 shares and the prospectus disclosure has been revised in response to this comment.

COMMENT 14 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES — REDEMPTIONS IN-KIND

If the Fund will ever redeem shares in-kind with illiquid securities, please disclose this possibility and disclose that such illiquid securities may not be sellable.

RESPONSE TO COMMENT 14

The prospectus disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 15 — INVESTMENT POLICIES AND TECHNIQUES — CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The “Cash Equivalents and Short-Term Investments” section states that “[f]or temporary defensive purposes or during periods of high cash inflows or outflows, the Fund may invest up to 100% of its net assets in such holdings.” Please include this disclosure in the prospectus, as required by instruction number 6 to Item 9(b)(1) of Form N-1A.

RESPONSE TO COMMENT 15

On page 10, the second sentence under the “Cash Equivalents and Short-Term Investments” section states: “The Fund may temporarily invest without limit in such holdings for liquidity purposes, or in an attempt to respond to adverse market, economic, political or other conditions.”

COMMENT 16 — SERVICE PROVIDERS — PORTFOLIO MANAGERS

The “Compensation” section states that bonus compensation is based on a variety of factors, including Fund performance. If a benchmark is used to measure performance, identify the benchmark and disclosure the time period used to determine compensation.

RESPONSE TO COMMENT 16

The disclosure has been revised in response to this comment.

COMMENT 17 — DISCLOSURE OF PORTFOLIO HOLDINGS

Please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser or any other party in connection with the disclosure of portfolio holdings.

RESPONSE TO COMMENT 17

The statement of additional information disclosure has been revised in response to this comment.

COMMENT 18 — EXHIBITS

Please include a consent of the independent public accounting firm.

RESPONSE TO COMMENT 18

A consent of the independent public accounting firm has been included as an exhibit.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren